Denali Capital Acquisition Corp.

437 Madison Avenue, 27th Floor
New York, New York 10022

March 25, 2025

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jason Drory
Joshua Gorsky

Re:	Denali Capital Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed March 20, 2025

File No. 001-41351

Dear Mr. Drory and Mr. Gorsky:

Denali Capital Acquisition Corp. (the “Company”) hereby provides a response to the comment issued by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) in a letter dated March 25, 2025 regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 20, 2025. Contemporaneously, we are filing a revised Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Proxy Statement”).

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that you are seeking to extend your termination date to December 11, 2025, a date which is 44 months from your initial public offering. We also note that you are listed on The Nasdaq Global Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to December 11, 2025 does not comply with this rule, or advise, and to disclose the risks of your noncompliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Global Market.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 3, 16, 17, 18 and 19 of the Amended Proxy Statement.

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If you have any questions, please do not hesitate to call our counsel, Mike Blankenship, Esq., of Winston & Strawn LLP, at (713) 651-2678.

Very truly yours,

By:	/s/ Lei Huang
Lei Huang Chief Executive Officer

cc:	Mike Blankenship, Esq.
Winston & Strawn LLP